NoAct

ACT ICA
SECTION 2
RULE 2a-7
PUBLIC
AVAILABILITY 10/22/08

October 22, 2008
Our Ref. No. 20081022140
J.P. Morgan Securities Inc.
File No. 8-35008

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

By letter dated October 22, 2008, you request interpretive guidance and no-action relief under sections 2(a)(41), 10(f), 12(d)(3), 17(a)(2), 17(d), 17(e)(1), 34(b) and 35(d) of the Investment Company Act of 1940 ("Act"), and rules 2a-4, 17d-1 and 22c-1 under the Act, for certain sale and purchase transactions (the "Program"), described in your letter, in which registered open-end investment companies that rely on rule 2a-7 under the Act ("Money Market Funds") sell certain commercial paper, bank notes and certificates of deposit having remaining maturities of 90 days or less (collectively, "Eligible Assets") at a price equal to their amortized cost, to certain special purpose vehicles ("SPVs") that have entered into liquidity facilities with the Federal Reserve Bank of New York ("Lender") and for which J.P. Morgan Securities Inc. ("JPMSI") is the structuring and referral agent and JPMorgan Chase Bank, N.A. ("Bank") is the collateral agent, the depositary and issuing and paying agent, in exchange for cash and asset backed commercial paper of the SPVs for which JPMSI is the placement agent ("Commercial Paper Notes"). The SPVs will cease purchasing Eligible Assets on April 30, 2009, unless the Program is extended by the Lender.

You state that the Program is a temporary measure designed to respond to the current illiquidity in the market for money market instruments and to alleviate the risk of forced sales by Money Market Funds at substantial discounts from amortized cost in order to meet redemptions. You also state that the board of directors of each Money Market Fund, including a majority of the independent members, at least quarterly, will review the Money Market Fund's participation in the Program during the preceding quarter, and make a determination whether continued participation in the Program is in the best interests of the Money Market Fund and its shareholders.

Discussion

A. Sections 2(a)(41), 34(b) and 35(d) of the Act and Rules 2a-4 and 22c-1 under the Act

Rule 2a-7 under the Act provides the exemptions from sections 2(a)(41), 34(b) and 35(d) of the Act and rules 2a-4 and 22c-1 under the Act necessary to permit Money Market Funds to use the amortized cost method of valuation, which facilitates the ability of Money Market Funds to maintain a stable per share net asset value, typically $1.00. Your letter raises two concerns under rule 2a-7 regarding the ability of a Money Market Fund to acquire Commercial Paper Notes issued by the SPVs.

Definition of "Asset Backed Security." Rule 2a-7(a)(3) defines "Asset Backed Security" as a "fixed income security (other than a Government security [as defined in the Act]) issued by a Special Purpose Entity (as defined in this paragraph), substantially all of the assets of which consist of Qualifying Assets [as defined in the rule]." "Special Purpose Entity" is defined generally as an "entity organized for the sole purpose of issuing securities that entitle their holders to receive payments that depend primarily on the cash flow from Qualifying Assets, but does not include a registered investment company."[1]

You state that the assets of the SPVs will be Qualifying Assets, and the Commercial Paper Notes to be issued by the SPVs will entitle their holders to receive payments that depend primarily on the cash flow from the Qualifying Assets. However, you express concern that the SPVs may not be viewed as organized "solely" for the purpose of issuing asset-backed securities, since it could be said that the principal purpose of the SPVs is to provide liquidity to Money Market Funds in respect of certain of their assets. Accordingly, you request that we concur in your view that the Commercial Paper Notes may be treated as "Asset Backed Securities" as defined in rule 2a-7.

Based on the facts and representations in your letter, and in particular the fact that, while the principal purpose of the Program is to provide liquidity to Money Market Funds, the SPVs will not conduct any business other than issuing securities that entitle their holders to receive payments that depend primarily on the cash flow from Qualifying Assets, we would not recommend enforcement action to the Commission under sections 2(a)(41), 34(b) and 35(d) of the Act and rules 2a-4 and 22c-1 under the Act in connection with a Money Market Fund's treatment of the Commercial Paper Notes as "Asset Backed Securities" as defined in rule 2a-7.

Diversification. Rule 2a-7(c)(4)(i)(A) generally requires that, immediately after the acquisition of any security, a taxable Money Market Fund (such as those expected to acquire the Commercial Paper Notes) not have invested more than five percent of its "total assets," as defined in the rule, in securities issued by the issuer of the security. Rule 2a-7(c)(4)(ii)(D)(1) treats the special purpose entity (such as the SPV) as the issuer of an asset backed security and therefore requires that rule 2a-7's diversification requirements be met with respect to the special purpose entity. The rule creates an exception to this treatment, however, requiring a Money Market Fund to "look through" the special purpose entity to any issuer of qualifying assets whose obligations constitute ten percent or more of the principal amount of the qualifying assets of the special purpose entity ("Ten Percent Obligor").[2] Specifically, a Money Market Fund must treat each Ten Percent Obligor as if it issued a proportionate amount of the special purpose entity.[3] The Money Market Fund generally must determine periodically the number of Ten Percent Obligors with respect to any asset backed securities that it holds.[4]

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1 Rule 2a-7(a)(3).

2 Rule 2a-7(c)(4)(ii)(D)(1)(i).

3 *Id.*

4 Rule 2a-7(c)(9)(iv).

You assert that there may be several Ten Percent Obligors for each such SPV, although the concentration limitations applicable to the SPVs generally will preclude an SPV from purchasing securities of an issuer if such purchase would result in more than fifteen percent of the SPV's assets being invested in securities of such issuer. You explain that, because of the nature of the SPVs and the Commercial Paper Notes, including the fact that the composition of the collateral pool of each SPV will change over time (as frequently as every business day), and the subordinated nature of the Commercial Paper Notes, the holder of a Commercial Paper Note must assume that the entire amount of such security is exposed to the credit risk of each issuer whose securities may be held by the SPV.

You assert that, as a consequence primarily of redemptions, a number of Money Market Funds are close to or have exceeded the five percent diversification limitations for many of the issuers that are expected to be included in the five proposed SPVs. Accordingly, if the Ten Percent Obligor provisions discussed above are held to apply to the Commercial Paper Notes, the benefits of the Program may be only partially available, or not available at all, to many Money Market Funds which desire to participate in the Program. These Money Market Funds would be limited by rule 2a-7's diversification requirements not as a result of an active investment program but rather because of their efforts to fund redemption requests through access to the liquidity the Program offers. You argue that for these Money Market Funds the diversification tests are the most difficult to satisfy because as total assets in these Money Market Funds decline, the percentage represented by each position in the entire Money Market Fund increases.

In light of the foregoing, the unusual nature of the Commercial Paper Notes, the liquidity issues confronting Money Market Funds that have led the Lender to support the creation of the Program, and the temporary nature of the Program, you request that we give our assurance that we will not recommend that the Commission take enforcement action under sections 2(a)(41), 34(b) and 35(d) of the Act and rules 2a-4 and 22c-1 thereunder if Money Market Funds investing in the Commercial Paper Notes comply with rule 2a-7's diversification requirement through an alternate method. Under this alternative method, Money Market Funds would not "look through" the SPVs in conducting the rule 2a-7 diversification test by virtue of the otherwise applicable requirements of rule 2a-7(c)(4)(ii)(D)(1)(i) in connection with acquisitions of Commercial Paper Notes, provided the following conditions are met:

1. A Money Market Fund may not acquire Commercial Paper Notes issued by the SPVs if it would result in such securities collectively (*i.e.*, Commercial Paper Notes issued by all the SPVs to the Money Market Fund added together) exceeding 2.5% of the Money Market Fund's Total Assets (as defined in rule 2a-7(a)(25));

2. All Commercial Paper Notes must be "First-Tier Securities" as defined in rule 2a-7(a)(12) when acquired by a Money Market Fund; and

3. For purposes of the Money Market Fund making additional purchases of securities of an issuer (where that issuer is one of the 10 issuers the securities of which may be held by an SPV), the Money Market Fund must add the entire value of the Commercial Paper

Notes it holds to the value of other holdings of securities of the issuer held by the Money Market Fund for diversification purposes.[5]

4. If a Money Market Fund purchases Commercial Paper Notes in the secondary market (*i.e.*, not in connection with a sale of Eligible Assets to an SPV pursuant to the Program), it must treat such Commercial Paper Notes as set forth in condition 3 above for purposes of the diversification requirements of rule 2a-7 (*i.e.*, prior to such purchase, it must consider the entire value of each Commercial Paper Note as additional exposure to each of the issuers whose securities may be held by the SPV that issued the Commercial Paper Note for diversification purposes).

Based on the facts and representations in your letter, and in particular the fact that the Program is a temporary measure designed first and foremost to provide liquidity to Money Market Funds, we would not recommend enforcement action to the Commission under sections 2(a)(41), 34(b) and 35(d) of the Act and rules 2a-4 and 22c-1 under the Act in connection with a Money Market Fund's participation in the Program if the Money Market Funds investing in the Commercial Paper Notes comply with rule 2a-7's diversification requirement through the alternate method and subject to the conditions described above.

B. Section 12(d)(3) of the Act

Section 12(d)(3) of the Act generally prohibits a Money Market Fund from purchasing or otherwise acquiring any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under the Investment Advisers Act of 1940 (any such person, a "Securities-Related Issuer"). The prohibition in section 12(d)(3) of the Act reflected Congress' concerns about a registered investment company's exposure to the enterpreneurial risks of Securities-Related Issuers and the potential for conflicts of interest and reciprocal practices.[6]

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5 For example, if 4.5% of a Money Market Fund's net assets are accounted for by securities of XYZ, and it acquires Commercial Paper Notes issued by an SPV (where one of the securities that may be held by the SPV is XYZ) equal to 1% of the Money Market Fund's net assets, the Money Market Fund would have a 5.5% exposure to XYZ and be precluded from making additional purchases of XYZ securities unless and until its percentage exposure (including the exposure from the Commercial Paper Notes) to XYZ is reduced below 5%. Likewise, if a Money Market Fund owns no securities of ABC and acquires Commercial Paper Notes issued by an SPV (where one of the securities that may be held by the SPV is ABC) having a value equal to 2% of the Money Market Fund's net assets, the Money Market Fund would have a 2% exposure to ABC for purposes of computing the amount of ABC securities it may purchase and be within the 5% diversification limit.

6 *See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses*, Investment Company Act Release No. 19204 (Jan. 4, 1993) (citing) Investment Trusts and Investment Companies: Hearings on S. 3580 before a Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess.243 (1940).

You state that certain of the Eligible Assets held by an SPV will be issued by Securities-Related Issuers. You further state that, because Eligible Assets will be sold to an SPV by multiple, unrelated Money Market Funds, a Money Market Fund may buy Commercial Paper Notes of an SPV that holds Eligible Assets, sold to the SPV by another Money Market Fund, and issued by a Securities-Related Issuer that is an affiliated person of the first Money Market Fund's principal underwriter or investment adviser. You request our assurance that we would not recommend enforcement action to the Commission under section 12(d)(3) of the Act against a Money Market Fund in connection with the Money Market Fund's participation in the Program.

Based on the facts and representations in your letter, and in particular the fact that the Program is a temporary measure designed first and foremost to provide liquidity to Money Market Funds, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against a Money Market Fund under section 12(d)(3) of the Act in connection with the Money Market Fund's participation in the Program.

C. Section 10(f) of the Act

Section 10(f) of the Act generally prohibits a Money Market Fund from purchasing or otherwise acquiring, during the existence of any underwriting or selling syndicate, any security a principal underwriter of which is an officer, director, member of an advisory board, investment adviser, or employee of the Money Market Fund, or is a person of which any such officer, director, member of an advisory board, investment adviser, or employee is an affiliated person. Section 10(f) was designed to protect registered investment companies from, among other things, the "dumping" of unmarketable securities by persons in a position of influence over the registered investment companies. You state that Money Market Funds for which J.P. Morgan Investment Management Inc. ("JPMIM") or J.P. Morgan Investment Advisors Inc. ("JPMIA"), companies under common control with JPMSI, serve as investment advisers ("Affiliated Money Market Funds"), may wish to participate in the Program.[7]

You state that JPMSI will enter into a commercial paper placement agreement with each SPV and, in accordance with industry operational practice, will act as principal in the sales of Eligible Assets to an SPV by the Money Market Funds. You also state that JPMSI and at least one broker-dealer unaffiliated with JPMSI will be named as dealers for the Commercial Paper Notes. You state that the transactions under the Program will be effected at the amortized cost of the Eligible Assets, and JPMSI as placement agent will not earn a spread on the sales of Eligible Assets to an SPV or the related issuances of Commercial Paper Notes, nor receive any compensation from the SPV for its services as placement agent. You state that, for its services as the structuring, referral and placement agent for an SPV, JPMSI will be paid a fee financed by the spread between the interest payable on the Commercial Paper Notes and the loans made by the Lender, on the one hand, and the interest earned on the Eligible Assets, on the other hand. You state that JPMSI and the other dealer(s) for the Commercial Paper Notes will have separate dealer agreements and none will be required to purchase or sell any particular amount of Commercial Paper Notes for the SPVs. You contend that the dealers for Commercial Paper Notes are not members of an underwriting or selling syndicate, and that the purchase of

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7 Under section 2(a)(3)(C) of the Act, each of JPMIM and JPMIA is an affiliated person of JPMSI by virtue of being under common control of J.P. Morgan Chase & Co. ("JPM").

Commercial Paper Notes by the Affiliated Money Market Funds from JPMSI or another dealer is not prohibited by section 10(f) of the Act.

Based on the facts and representations in your letter, and in particular the fact that the Program is a temporary measure designed first and foremost to provide liquidity to Money Market Funds, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against the Affiliated Money Market Funds under section 10(f) of the Act in connection with an Affiliated Money Market Fund's participation in the Program.

D. Sections 17(a)(2), 17(d) and 17(e) of the Act and Rule 17d-1 under the Act

Section 17(a)(2) of the Act generally prohibits an affiliated person, or an affiliated person of an affiliated person ("second-tier affiliate"), of a Money Market Fund, acting as principal, from knowingly purchasing from the Money Market Fund any security or other property. Section 17(d) of the Act generally prohibits an affiliated person or second-tier affiliate of a Money Market Fund, acting as principal, from effecting any transaction in which the Money Market Fund and the affiliated person or second-tier affiliate is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe. Rule 17d-1 under the Act generally prohibits any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule. Section 17(e)(1) of the Act generally prohibits an affiliated person or a second-tier affiliate of a Money Market Fund, acting as agent, from accepting from any source any compensation for the purchase or sale of any property to or for the Money Market Fund, except in the course of such person's business as an underwriter or broker. The provisions of sections 17(a)(2), 17(d) and 17(e)(1) of the Act were designed to protect registered investment companies from unfair dealing and overreaching by persons in a position of influence over the registered investment companies.

With respect to any Affiliated Money Market Fund that wishes to participate in the Program, you state that JPMSI, as an affiliated person or a second-tier affiliate, may be prohibited by section 17(a)(2) of the Act from purchasing Eligible Assets from the Affiliated Money Market Fund in exchange for cash and Commercial Paper Notes. You also state that participation by JPMSI, the Bank and the Affiliated Money Market Funds in the Program may implicate rule 17d-1 under the Act. Finally, you state that the compensation that JPMSI and the Bank will receive in connection with the Program may implicate section 17(e)(1) of the Act.

You request our assurance that we would not recommend enforcement action to the Commission under section 17(a)(2) of the Act if JPMSI purchases Eligible Assets from the Affiliated Money Market Funds in exchange for cash and Commercial Paper Notes under the Program, without seeking an order under section 17(b) of the Act. You state that, although you believe that these transactions meet the standards for an order under section 17(b), the need for the requested relief is both urgent and temporary. You also contend that the proposed transactions will comply with rule 17a-9 under the Act, except that the Eligible Assets may continue to be "eligible securities," as defined in rule 2a-7 under the Act, and the purchase price will be paid with a combination of cash (90%) and Commercial Paper Notes (10%). You also state that each proposed transaction will be effected only when (a) the amortized cost of the

Eligible Assets being sold by an Affiliated Money Market Fund to an SPV is equal to or greater than the market value of the Eligible Assets at the time of the transaction, and (b) JPMIM or JPMIA determines, consistent with its fiduciary duties to the relevant Affiliated Money Market Fund, that doing so would be in the best interests of the Affiliated Money Market Fund and its shareholders.[8]

You also request our assurance that we would not recommend enforcement action to the Commission under section 17(d) of the Act and rule 17d-1 under the Act if JPMSI, the Bank and the Affiliated Money Market Funds participate in the Program without seeking an order under rule 17d-1 under the Act. You state that the Program was established to deal with an unprecedented crisis in market liquidity for the benefit of the Money Market Funds. You also state that the Affiliated Money Market Funds are among the largest in the industry, and that it would be inappropriate for them to be precluded by the involvement of JPMIM's and JPMIA's affiliates in the design and operation of the SPVs, from accessing the additional liquidity provided by the Program, to the extent JPMIM and JPMIA conclude that doing so is in the best interests of the Affiliated Money Market Funds. You state that participation by a Money Market Fund in the Program will not be on a basis different from or less advantageous than that of other participants.

Finally, you request our assurance that we would not recommend enforcement action to the Commission against JPMSI and the Bank under section 17(e)(1) of the Act. You state that neither JPMSI nor the Bank will be receiving compensation "for the purchase or sale of any property to or for" an Affiliated Money Market Fund that participates in the Program. You state that JPMSI will receive fees for its services as the structuring and referral agent from the SPVs, and the Bank will receive compensation for its services as collateral agent, depositary and issuing and paying agent for certain of the SPVs. Although you acknowledge that these fees will depend, in part, on the extent to which the facilities are used by Money Market Funds, including the Affiliated Money Market Funds, JPMSI and the Bank represent that the selection by the Lender of JPMSI to structure and implement the Program, and the selection of JPMSI and the Bank to provide services in respect of the Program, and the structure of JPMSI's and the Bank's compensation for providing such services, were made without any regard to whether the Affiliated Money Market Funds would participate in the Program. You also state that JPMSI expects the vast majority of Money Market Funds participating in the Program to be unaffiliated with JPM.

Based on the facts and representations in your letter, and in particular the circumstances and purposes behind the Program and the terms on which the Affiliated Money Market Funds would participate in the Program, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against JPMSI under section 17(a)(2) of the Act, or against JPMSI and the Bank under section 17(d) of the Act and rule 17d-1 under the Act, if the Affiliated Money Market Funds participate in the Program. Based on the facts and representations in your letter, and in particular (i) JPMSI's and the Bank's representations that the selection by the Lender of JPMSI to structure and implement the Program, and the selection of JPMSI and the Bank to provide services in respect of the Program, and the structure of JPMSI's and the Bank's compensation for providing such services, were

8 *See Investment Company Institute* (SEC Staff No-Action Letter) (pub. avail. Sept. 25, 2008).

made without any regard to whether the Affiliated Money Market Funds would participate in the Program, and (ii) the fact that JPMSI expects the vast majority of Money Market Funds participating in the Program to be unaffiliated with JPM, we view the compensation that would be paid to JPMSI and the Bank in connection with the Program to be outside the scope of section 17(e)(1) of the Act. You should note that any different facts or representations may lead us to a different conclusion.

Douglas Scheidt
Associate Director and Chief Counsel

Robert E. Plaze
Associate Director

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

October 22, 2008

Securities and Exchange Commission,
100 F Street, NE,
Washington, DC 20549.

Attention: Mr. Douglas Scheidt
Chief Counsel and Associate Director
Division of Investment Management

Re: Request for No Action Assurances Regarding Investments by Money Market Funds in Asset Backed Commercial Paper Issued by Special Purpose Vehicles that have Entered into Liquidity Facilities with the Federal Reserve Bank of New York

Dear Mr. Scheidt:

J.P. Morgan Securities Inc. ("JPMSI") and certain affiliates and various money market fund industry participants have been working with representatives of the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York (the "Federal Reserve") on the establishment of a temporary program (the "Program") designed to provide liquidity to open-end management investment companies registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act") that hold themselves out as money market funds and are operated in compliance with Rule 2a-7 under the 1940 Act ("money funds"). The Program was announced by the Federal Reserve on October 21, 2008 as the Money Market Investor Funding Facility ("MMIF").

The Program may be expanded in the future to permit persons other than money funds to sell eligible assets to the SPVs.

The Program raises certain interpretative and other issues under the 1940 Act and the rules thereunder for: (i) all money funds eligible to participate in it, and (ii) the money funds (the "Funds") advised by J.P. Morgan Investment Management Inc. and J.P. Morgan Investment Advisors Inc. (collectively, "JPMIM"). JPMIM and JPMSI are wholly owned subsidiaries of JPMorgan Chase & Co ("JPM"). In order to permit money funds, including the Funds, to take advantage of the Program, we hereby respectfully request that the Division of Investment Management (the "Division") provide the interpretive and no action relief requested below.

I. Background

A. Description of the Program

The Program contemplates the establishment of special purpose vehicles ("SPVs") that will purchase eligible assets (consisting of commercial paper, bank notes, and certificates of deposit issued primarily[1] by eligible banks, bank holding companies and captive finance companies, having remaining maturities of 90 days or less, and satisfying certain ratings criteria) from money funds. The eligible assets will be acquired at prices equal to the selling money funds' acquisition cost as adjusted for amortization of premium or accretion of discount through the date of its purchase by the SPV. The purchase price paid to the money funds will be cash (up to 90% of the purchase price[2]) and asset backed commercial paper ("Commercial Paper Notes") of the SPVs (at least equal to 10% of the purchase price[2]). Each SPV will hold eligible assets of identified

1 It is expected that commercial paper of two highly rated issuers that are not banks or bank holding companies will be eligible assets.

2 The cash portion of the purchase price may be slightly less than 90%, and the Commercial Paper Notes portion of the purchase price may be slightly more than 10%, due solely to rounding.

issuers (up to 10[3]). Unless a corporate event (such as an acquisition) affects the issuers of eligible assets held by an SPV, no SPV will own securities of an issuer whose securities constitute eligible assets of another SPV.[4] In addition, after an initial "ramp up" period, no SPV will purchase securities of an issuer if as a result of such purchase more than 15% of its assets would, on such purchase date, constitute securities of such issuer. Such concentration limits were negotiated with industry participants and designed to result in satisfactory ratings of the Commercial Paper Notes from three nationally recognized statistical rating organizations ("NRSROs").[5] JPMSI will be the structuring agent ("Structuring Agent") and referral agent ("Referral Agent") for each SPV, as well as the placement agent (the "Placement Agent") for the sales of Commercial Paper Notes by the SPVs.

The portfolio composition of the SPVs has been determined based upon JPMSI's analysis of the most significant issuers of eligible assets meeting the ratings criteria. Such issuers were grouped by JPMSI based on the amount of eligible assets outstanding by the various issuers, the maximum size of the respective SPVs and the geographic origins of the issuers, all in order to obtain reasonable diversification of asset pools consistent with the desired ratings of the Commercial Paper Notes. Under the Program, each SPV is expected to purchase any and all eligible assets tendered to it subject to the issuer and concentration limits (after an initial "ramp up" period) and to the pre-established limit on the SPV's total size. However, each SPV will have the discretion to accept or reject any security presented to it by the Referral Agent as satisfying the

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3 Ten issuers will be specified for each SPV, and it is expected that each will hold eligible assets issued by all 10 issuers. However, actual holdings will depend on what is sold to the SPVs by the money funds that participate in the Program.

4 Several of the issuers whose securities constitute eligible assets of an SPV have entered into agreements to acquire an issuer of eligible assets that may be held by another SPV. If these acquisitions are completed, the obligations relating to some or all debt securities issued by the acquired issuer may be assumed by the acquiring issuer.

5 It is expected that the Commercial Paper Notes of each of the SPVs will be rated A-1, P-1 and F1.

applicable eligibility requirements. No money fund participating in the Program will be treated on a basis different from or less advantageous than that of the other participants. If on a single day money funds seek to sell assets to an SPV in amounts that would cause any such limit to be exceeded, the proposed sales by such money funds will be pro rated by JPMSI as Referral Agent[6]. The relative portfolio diversification is expected to differ from time to time based on the maturity of eligible assets and the purchases by the SPVs of available eligible assets.

The Federal Reserve Bank of New York (the "Lender") will enter into a senior loan agreement with each SPV and will agree to lend it the money to finance up to 90%[7] of the purchase price of the eligible assets acquired from money funds (the "Loans"). The Commercial Paper Notes will be issued to the money funds for the balance of 10% or more[7] of the purchase price. Each SPV will grant a security interest in its assets to a collateral agent for the benefit of, *inter alia*, the Lender and the holders of the Commercial Paper Notes. The Lender will have a right to payment that is senior to the right of the holders of the Commercial Paper Notes (except with respect to interest owing on any Loan exceeding a specified rate (the "Excess Loan Interest")) from collections on the eligible assets held by the SPV. The holders of the Commercial Paper Notes will have a right to payment that is junior to the payment rights of the Lender

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6 The proration methodology to be used by the Referral Agent is designed to ensure that all money funds wishing to participate in the Program are treated equally. It is expected that the proration process will be iterative to the extent operationally feasible to allow money funds to maximize their liquidity through participation in the Program. Such process will involve the Referral Agent notifying each money fund whose sales would be subject to proration in respect of the securities of an issuer ("Issuer A") of such fact and noting that the money fund may have the opportunity to contribute other eligible assets on a non-pro rated basis. To the extent the contributions of other eligible assets by money funds in a subsequent iteration results in additional capacity by an SPV to accept additional eligible assets issued by Issuer A, all money funds subject to proration in the earlier iteration will be permitted to contribute additional securities of Issuer A on a pro rata basis. Minimum contribution amounts may be established for eligible assets for operational efficiency reasons.

7 *See supra* note 2.

(except with respect to the Excess Loan Interest). The composition of the collateral pool of each SPV will change over time as eligible assets mature and as additional eligible assets are sold to the SPVs.

The Commercial Paper Notes will be "match funded" with each eligible asset sold to the SPV (the Commercial Paper Note issued in partial payment for each eligible asset will have the same maturity as the eligible asset)[8] and will bear interest at a rate that is a specified amount (expected to be approximately 25 basis points) lower than the interest rate on such related eligible asset. Following the maturity of all Commercial Paper Notes issued by an SPV, in connection with the winding up of the SPV, and subject to available funds, all money funds that sold eligible assets to the SPV will be entitled to receive their pro rata share of a contingent interest payment equal to the payment that such money funds would have received if the interest rate of each Commercial Paper Note issued to such money fund had been a specified amount (expected to be approximately 50 basis points) greater. Any amounts held by the SPV after the discharge of all of its obligations including the payment of such contingent interest will be payable to the Lender. Because the Commercial Paper Notes will be match funded, a Commercial Paper Note will be issued in respect of each eligible asset sold to an SPV.

B. Separate Commercial Paper Placement Agreements

JPMSI and at least one broker-dealer that is not affiliated with JPMSI ("Unaffiliated Dealer") will enter into separate commercial paper placement agreements with each SPV. JPMSI and the Unaffiliated Dealer(s) will be named as dealers for the Commercial Paper Notes. Each dealer is expected to be involved in the secondary market for the Commercial Paper Notes (a secondary market for the Commercial Paper Notes may develop over time). JPMSI, in its capacity as Placement Agent, will intermediate all of the sales of eligible assets by money funds to the SPVs in exchange

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8 It is possible that the maturity date of the Commercial Paper Notes will be one day after the maturity date of the related eligible asset.

for cash and Commercial Paper Notes. In accordance with industry operational practice, the Placement Agent will act as principal in these transactions. The Placement Agent will act as "riskless principal" in connection with all sales of eligible assets to SPVs and all issuances of Commercial Paper Notes. Such transactions will be effected at the money funds' amortized cost of the eligible assets. The Placement Agent will not earn a spread on sales of eligible assets to the SPVs or the related issuances of Commercial Paper Notes or receive any compensation from the SPVs for its services as Placement Agent.[9]

C. Involvement of JPMSI and an Affiliate in the Program

As Structuring Agent JPMSI designed and coordinated all aspects of the development of the Program, including negotiation of the various arrangements with the Federal Reserve and industry participants and consultation with the NRSROs. As Referral Agent JPMSI will be responsible for identifying eligible sellers and assets to the SPVs including implementation of the concentration limits and ensuring that the maximum capacity of each SPV is not breached, which is expected to involve proration of proposed sales of eligible assets to the SPVs as discussed above. As Placement Agent and a dealer, JPMSI will provide the services described in Section I(B). JPMorgan Chase Bank, N.A. (the "Bank") will be the collateral agent and the depositary and issuing and paying agent for certain of the SPVs, and a bank that is not affiliated with the Bank will serve as the collateral agent and issuing and paying agent for the other SPVs. The holder of the nominal equity in each SPV will be an affiliate of G.S.S. Holdings, Inc. ("GSS"), an entity that is not affiliated with the Bank or any asset management company. An

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9 Because of operational considerations relating to, among other things, the expected need of the Referral Agent to pro-rate proposed purchases of eligible assets by the SPVs in light of their concentration limits and the limit on each SPV's total assets, it is not considered to be operationally practicable for there to be more than one dealer transacting with money funds on the sales of eligible assets to each SPV.

affiliate of GSS will provide certain management and administrative services to the SPVs.

D. Other Features of the Program

The fees and certain expenses of JPMSI (for its services as Structuring Agent, Referral Agent, and Placement Agent for each SPV), the Bank, GSS, the Unaffiliated Placement Agent(s), counsel, auditors, and other service providers will be financed by the spread between the interest payable on the Commercial Paper Notes and the Loans, on the one hand, and the interest earned on the eligible assets, on the other hand.

In the event that the short-term debt rating of any issuer of eligible assets held by an SPV is downgraded below A-1, P-1 or F1 or an issuer's long term-debt rating is downgraded below A+, the SPV will no longer be entitled to purchase eligible assets or to issue Commercial Paper Notes. In such circumstances the SPV will be entitled to borrow money from the Lender only to the extent required to pay principal and interest on any outstanding Loan until such time as all eligible assets issued by any downgraded issuer have matured.

In the event of a payment default by an issuer with respect to an eligible asset held by an SPV, the SPV will no longer be entitled to purchase eligible assets or to issue Commercial Paper Notes. In such circumstances the SPV will continue to pay amounts due on any outstanding Loan (except for Excess Loan Interest) and will cease paying amounts due on all Commercial Paper Notes until such time as all Commercial Paper Notes have matured, at which time it will pay, from all available funds, in the following order of priority, all amounts owing to the Federal Reserve on any outstanding Loan (except for Excess Loan Interest) and to the extent additional amounts are available, all amounts owing on outstanding Commercial Paper Notes pro rata.

The SPVs will cease purchasing assets on April 30, 2009, unless the Program is extended by the Federal Reserve.

E. Program Goal

The Program is intended to respond to current illiquidity in the market for money market instruments and to alleviate the risk of forced sales by money funds at substantial discounts from amortized cost in order to meet redemptions. It is expected that the cash received by the money funds from the SPVs will be used for investment in Rule 2a-7 eligible money market instruments and to finance redemptions. Investments of a portion of the cash received by money funds from the SPVs is expected to enhance the liquidity of the commercial paper market, which is an important policy goal of the Federal Reserve as evidenced by various recently announced initiatives including the Federal Reserve's Asset-Backed Commercial Paper Money Market Fund Liquidity Facility ("AMLF") and the Commercial Paper Funding Facility ("CPFF").

F. Board Review of Money Fund Participation in the Program

At least quarterly, the board of directors or trustees, including a majority of the independent directors or trustees, of each money fund that wishes to rely on the interpretative position and no action positions of the Division in response to this letter, shall review the money fund's participation in the Program during the preceding quarter, and make a determination whether continued participation in the Program is in the best interests of the money fund and its shareholders.

II. Legal Analysis

A. Relief Applicable for All Funds

(i) Rule 2a-7 under the 1940 Act

(a) Definition of "Asset Backed Security"

Rule 2a-7(a)(3) defines "Asset Backed Security" as a "fixed income security (other than a Government security [as defined in the rule]) issued by a Special Purpose Entity (as defined in this paragraph), substantially all of the assets which consist of Qualifying Assets [as defined in the rule]." "Special Purpose Entity" is defined as an "entity organized for the sole purpose of issuing securities that entitle their holders to receive payments that depend primarily on the cash flow from Qualifying Assets, but does not include a registered investment company."[10]

The assets of the SPVs will be Qualifying Assets, and the Commercial Paper Notes to be issued by the SPVs will entitle their holders to receive payments that depend primarily on the cash flow from the qualifying assets. However, the SPVs will arguably not be organized "solely" for the purpose of issuing asset-backed securities, since it could be said that the principal purpose of the SPVs is to provide liquidity to money funds in respect of certain of their assets. Accordingly, we respectfully request the Division to concur in our view that the Commercial Paper Notes may be treated as Asset Backed Securities (as defined in Rule 2a-7 under the 1940 Act).

(b) Portfolio Diversification

Rule 2a-7(c)(4)(i)(A) under the 1940 Act generally requires that, immediately after the acquisition of any security, a taxable fund not have invested more than 5% of its Total Assets (as defined in Rule 2a-7(a)(25)), invested in securities issued by the issuer of the security. Rule 2a-7(c)(4)(ii)(D)(1)(i) provides an exception to the general rule that an Asset Backed Security acquired by a fund ("Primary ABS") shall be deemed to be issued by the Special Purpose Entity that issued the Primary ABS. Specifically, any person whose obligations constitute ten percent or more of the principal amount of the Qualifying Assets of the Primary ABS ("Ten Percent Obligor") shall be deemed to be an issuer of the portion of the Primary ABS such obligations represent. The determination of which persons are Ten Percent Obligors for purposes of this test must be made on an ongoing basis if the Qualifying Assets of a Primary ABS change over time.

Given the structure of the SPVs and the limitations on the number of issuers of eligible assets for each (10), it is expected that there will be several Ten Percent

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10 Rule 2a-7(a)(3) under the 1940 Act.

Obligors for each such SPV (the concentration limitations applicable to the SPVs will preclude an SPV from purchasing securities of an issuer if such purchase would result in more than 15% of the SPV's assets being invested in securities of such issuer). However, because of the nature of the SPVs and the Commercial Paper Notes, including the fact that the composition of the collateral pool of each SPV will change over time (as frequently as every business day), and the subordinated nature of the Commercial Paper Notes), the holder of a Commercial Paper Note must assume that the entire amount of such security is exposed to the credit risk of each issuer whose securities may be held by the SPV.

We understand that, as a consequence primarily of redemptions, a number of money funds are close to or have exceeded the 5% limits in many of the issuers that are expected to be included in the proposed SPVs. Accordingly, if the Ten Percent Obligor provisions discussed above are held to apply to the Commercial Paper Notes, the benefits of the Program may be only partially available, or not available at all, to many money funds which desire to participate in the Program, not to carry out an active investment program but rather to fund redemption requests through access to the liquidity the Program offers. These are the money funds whose diversification tests are most difficult to satisfy because as total assets in these funds decline, the percentage represented by each position in the entire fund increases. We note that if a money fund looking for additional liquidity could easily sell its holdings in the open market and use the proceeds to meet redemptions, the result would still be an increase in the percentage of other holdings (including those at 5%) consistent with the requirements of Rule 2a-7. The Program, used for the same reason of meeting redemption requests, could be viewed in a similar way. The money funds that participate would not be making an active decision to buy the underlying names (other than as part of their credit analysis of the Commercial Paper Notes) and would be receiving the Commercial Paper Notes as a required consequence of the transaction.

In light of the foregoing, the unusual nature of the Commercial Paper Notes, the liquidity issues confronting money funds that have led the Federal Reserve to support the creation of the Program, and the temporary nature of the Program, we request that the Division give its assurance that it will not recommend that the Commission take enforcement action under Sections 2(a)(41), 34(b) and 35(d) of the 1940 Act and Rules 2a-4 and 22c-1 thereunder[11] if money funds investing in the Commercial Paper Notes comply with Rule 2a-7's diversification requirement through an alternative method and subject to the conditions described below. Under this alternative method money funds would not "look through" the SPVs in applying the Rule 2a-7 diversification test by virtue of the otherwise applicable requirements of Rule 2a-7(c)(4)(ii)(D)(1)(i) in connection with acquisitions of Commercial Paper Notes resulting from sales of eligible assets by money funds, provided the following conditions are met:

1. A money fund may not acquire Commercial Paper Notes issued by SPVs if it would result in such securities collectively (*i.e.*, Commercial Paper Notes issued by all SPVs added together) exceeding 2.5% of the money fund's Total Assets (as defined in Rule 2a-7(a)(25));

2. All Commercial Paper Notes must be First-Tier Securities (as defined in Rule 2a-7(a)(12)) when acquired by a money fund; and

3. For purposes of making additional purchases of securities of an issuer (where that issuer is one of the 10 issuers the securities of which may be held by a SPV), the money fund must add the entire value of the Commercial Paper Notes it holds to the

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11 As noted in footnote 1 in *Eaton Vance Management* (available June 13, 2008), money funds that do not meet, *inter alia*, the requirements of Rule 2a-7(c)(4) may violate Sections 34(b) and 35(d) of the 1940 Act. *See* Rule 2a-7(b) under the 1940 Act. Section 34(b), in relevant part, prohibits any person from making an untrue statement of material fact in a registration statement or other document filed pursuant to the 1940 Act. Section 35(d) prohibits registered investment companies from adopting as part of their name or title any words or words that the Commission finds are materially deceptive or misleading. Money funds that fail to satisfy the requirements of Rule 2a-7(c)(4) may also violate Rule 22c-1, which requires open-end registered investment companies to sell and redeem their shares at a price based on current net asset value, if they use the amortized cost method, as defined in Rule 2a-7(a)(2). Section 2(a)(41) and Rule 2a-4 provide definitions for the terms "value" and "current net asset value" as used in the 1940 Act and the rules thereunder, respectively.

value of other holdings of securities of the issuer held by the money fund for diversification purposes.[12]

4. If a money fund purchases Commercial Paper Notes in the secondary market (*i.e.*, not in connection with a sale of eligible assets to an SPV pursuant to the Program), it must treat such Commercial Paper Notes as set forth in condition No. 3 above for purposes of the diversification requirements of Rule 2a-7 (*i.e.*, prior to such purchase, it must consider the entire value of each Commercial Paper Note as additional exposure to each of the issuers whose securities may be held by the SPV that issued the Commercial Paper Notes for diversification purposes).

(ii) Section 12(d)(3) and Rule 12d3-1

Section 12(d)(3) of the 1940 Act generally prohibits a registered fund from investing in securities issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under the Investment Advisers Act. Rule 12d3-1 under the 1940 Act provides exemptions from such prohibition, but is not available to permit a registered fund to acquire securities issued by the fund's principal underwriter, investment adviser or any affiliated person of any such person.

While the securities of the SPVs will not be issued by affiliated persons of any fund's investment adviser or principal underwriter, many funds are advised by

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12 For example, if 4.5% of a money fund's net assets are accounted for by securities of XYZ, and it acquires Commercial Paper Notes issued by an SPV (where one of the securities that may be held by the SPV is XYZ) equal to 1% of the money fund's net assets, the money fund would have a 5.5% exposure to XYZ and be precluded from making additional purchases of XYZ securities unless and until its percentage exposure (including the exposure from the Commercial Paper Notes) to XYZ is reduced below 5%. Likewise, if a money fund owns no securities of ABC and acquires Commercial Paper Notes issued by an SPV (where one of the securities that may be held by the SPV is ABC) having a value equal to 2% of the money fund's net assets, the money fund would have a 2% exposure to ABC for purposes of computing the amount of ABC securities it may purchase and be within the 5% diversification limit.

affiliated persons of financial institutions that have significant securities related businesses and are also major issuers of eligible assets. It could be argued that by investing in Commercial Paper Notes issued by an SPV that holds eligible assets issued by an affiliated person of its investment adviser or principal underwriter, a fund is engaging in a transaction that implicates the prohibition in Section 12(d)(3). However, the adoption of such a view might have a very adverse effect on such a fund, since it would thereby be precluded from reducing its exposure to the securities of the nine issuers held by the SPV that are not affiliates, and which would be held by no other SPV. This would be contrary to the goals of the Program, and would also be unreasonable given that the Commercial Paper Notes would be issued by an SPV to which the affiliated money fund contributed no affiliated issuer assets (since it may not own such assets), and the issuers of eligible assets for each SPV will be selected with a view to obtaining the desired ratings from NRSROs, none of which will be an affiliated person of the investing money market funds. Moreover, in light of the current market circumstances, the high quality of all eligible assets held by an SPV and the policy of Section 12(d)(3), which is to prevent funds from using their assets to support affiliates, prohibiting a fund from contributing eligible assets issued by nine other issuers because the tenth is an affiliated person would be inequitable. Accordingly, we respectfully request that the Division give its assurance that it will not recommend that the Commission take enforcement action under Section 12(d)(3) against a money fund in connection with its participation in the Program.

B. Relief Applicable Only to the Funds Advised by JPMIM

The Bank and JPMSI have worked with the Federal Reserve to develop the SPVs and Commercial Paper Notes to deal with an unprecedented crisis in market liquidity for the benefit of the money fund industry. The Funds are among the largest in the industry. It would be inappropriate for them to be precluded from accessing additional liquidity from selling assets to the SPVs to the extent JPMIM concludes that doing so is in the best interests of the Funds because of the involvement of JPMIM's affiliates in the design and operation of the SPVs. Accordingly, we respectfully request the Division to provide interpretative or no action relief as discussed below to permit such participation.

(i) Section 17(a)(2) of the 1940 Act

Section 17(a)(2) of the 1940 Act prohibits any affiliated person of a registered investment company from knowingly selling a security to, or purchasing a security from, such registered investment company. As JPMSI is an affiliated person (as defined under Section 2(a)(3) of the 1940 Act) of each of the Funds, without Section 17(a) relief the Funds would be precluded from participating in the Program.

The Division has granted such relief in a situation analogous to the situation here. In *Investment Company Institute* (available Sept. 25, 2008), the Investment Company Institute ("ICI") requested assurance from the Division that it would not recommend enforcement action to the Commission under Section 17(a) or the rules thereunder, if a bank purchases a security from an affiliated money fund in accordance with the terms of the AMLF program, which involved payment to the fund of the amortized cost of each security. In its request letter, the ICI stated that while it believed that the proposed transactions would meet standards for the Commission to issue an exemptive order under Section 17(b) of the 1940 Act,[13] in light of the temporary nature of the relief and the potential immediacy of the need of it, it was requesting the Division's no action assurances rather than an order exempting the transactions pursuant to Section 17(b). In *Investment Company Institute*, the Division stated that based on the facts and representations in the ICI's letter it would not recommend enforcement action to the Commission under Section 17(a)(2) against any bank for engaging in the proposed

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[13] Section 17(b) of the 1940 Act authorizes the Commission to grant an order exempting a proposed transaction from one or more of the provisions of Section 17(a) if: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and to not involve overreaching on the part of any person concerned; (2) the proposed transactions is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

transactions. In reaching its conclusion the Division noted the ICI's representations that: (i) the AMLF requirement that banks purchase securities from money funds in accordance with the terms of the program addresses concerns about overreaching that Section 17(a) was designed to prevent because each purchase will be effected at the amortized cost of the security; (ii) the terms of the transactions would comply with the terms of Rule 17a-9 under the 1940 Act,[14] except that the purchased securities may continue to be "eligible securities" as defined in Rule 2a-7 under the 1940 Act; (iii) the securities to be purchased from a fund would be determined by the fund's adviser, and such determination would be made consistent with the adviser's fiduciary duties to the fund, and in the best interests of the fund's shareholders; and (iv) the fund will keep and maintain records of these transactions as required by Rules 31a-1 and 31a-2 under the 1940 Act.

As in *Investment Company Institute*, the Program's requirement that the Placement Agent effect sales of eligible assets by money funds to SPVs and related issuances of Commercial Paper Notes at the amortized cost of the eligible assets addresses concerns about potential overreaching. We further note that the terms of such transactions would comply with the terms of Rule 17a-9 under the 1940 Act, except that the securities involved may continue to be "eligible securities" and up to 90% of the purchase price will be paid in cash, with the balance paid in Commercial Paper Notes. In addition, a sale of eligible assets by the Funds to SPVs will be effected only when the amortized cost of the eligible assets being sold to an SPV is equal to or greater than the market value of the eligible assets at the time of the transaction, and the transaction is determined by JPMIM to be consistent with JPMIM's fiduciary duty to the relevant Fund

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14 Rule 17a-9 exempts from Section 17(a) the purchase of a security that is no longer an Eligible Security, as defined in Rule 2a-7, from an open-end investment company holding itself out as a "money market" fund, provided that: (1) the purchase price is paid in cash; and (2) the purchase price is equal to the greater of the amortized cost of the security or its market price (in each case, including accrued interest).

and in the best interests of the Fund's shareholders. Finally, each Fund will keep and maintain records of the transactions it enters into in connection with the Program as required by Rules 31a-1 and 31a-2.

For the reasons described above and following the Division's analysis of the AMLF in *Investment Company Institute*, we believe that the contribution of eligible assets by a Fund to an SPV and related issuances of Commercial Paper Notes contemplated by the Program would meet the standards for the Commission to issue an exemptive order under Section 17(b) of the 1940 Act. However, similar to the ICI's argument in its letter, in light of the temporary nature of the Program and the immediate need for it, rather than request an order exempting such transactions pursuant to Section 17(b), we respectfully request that the Division give its assurance that it will not recommend that the Commission take enforcement action under Section 17(a)(2), if, in connection with its participation in the Program, a Fund sells eligible assets, each at a price equal to their amortized cost which is equal to or greater than their market value at the time of the transaction after JPMIM determines, consistent with its fiduciary duties to the Fund, that doing so would be in the best interests of the Fund and its shareholders, to JPMSI, an affiliated person.

(ii) Section 17(d) of the 1940 Act

Section 17(d) of the 1940 Act generally prohibits any affiliated person of a registered investment company to effect any transaction in which such registered investment company is a joint or a joint and several participant with such person in contravention of rules adopted by the Commission. Rule 17d-1 under the 1940 Act, in relevant part, makes it unlawful for an affiliated person of a registered investment company, acting as principal, to participate in, or effect any transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan, as defined in the rule,[15] in which the investment company is a participant, without prior Commission approval. The purpose of Section 17(d) and Rule 17d-1, taken together, is to ensure fair dealing and no overreaching in connection with joint transactions involving an investment company and its affiliated persons.[16] Participation by JPMSI, the Bank and the Funds in the Program arguably may implicate Section 17(d) and Rule 17d-1 because of the various roles of JPMSI and the Bank with the SPVs. Accordingly, we request that the Division confirm that it will not recommend that the Commission take enforcement action under Section 17(d) and Rule 17d-1 if JPMSI, the Bank and the Funds participate in the Program without seeking an order under Rule 17d-1 under the 1940 Act.

(iii) Section 17(e) of the 1940 Act

Section 17(e) prohibits, among other things, an affiliated person of a registered investment company, or any affiliated person of such person, from "acting as agent, to accept from any source any compensation . . . for the purchase or sale of any property to or for such registered investment company . . . except in the course of such person's business as an underwriter or broker." As discussed in Section I(D) above, the Bank and JPMSI will be receiving compensation in respect of services to be rendered by them to the SPVs. JPMSI will receive fees for its services as Structuring Agent and Referral Agent from the SPVs and the Bank will receive compensation as collateral agent

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15 Rule 17d-1(c) defines a "joint enterprise or other joint arrangement or profit sharing plan" to include any contract or arrangement concerning an enterprise or undertaking whereby a registered investment company and any affiliated person of the company "have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking." Some element of combination or profit motive must generally be present for Section 17(d) and Rule 17d-1 to apply. *See SEC* v. *Talley Indust., Inc.*, 399 F.2d 396, 403 (2d Cir. 1968); *see also Chase Manhattan Bank*, n.7 (available July 24, 2001) (citing *Massachusetts Mutual Life Insurance Company* (available June 7, 2000) and *SMC Capital, Inc.* (available September 5, 1995) ("*Chase Manhattan Bank*").and *Mutual Fund Directors Forum* (available May 9, 2002).

16 *Chase Manhattan Bank* (citing Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of Commission rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to "insure fair dealing and no overreaching")).

and depositary and issuing and paying agent for certain of the SPVs. The fees of the Referral Agent and the Bank will depend, in part, on the assets over time of the SPVs to which they will provide services, which will be affected by the extent to which the Funds participate in the Program. However, in none of these cases will JPMSI and the Bank be receiving compensation "for the purchase or sale of any property to or for" a Fund. Rather, the compensation will be paid for the specified services provided to the SPVs. In addition, JPMSI and the Bank represent that the compensation that they will receive from the SPVs will be reasonable in relation to the services provided.[17] They further represent that the selection by the Lender of JPMSI to structure and implement the Program, and the selection of JPMSI and the Bank to provide services in respect of the Program, and the structure of JPMSI's and the Bank's compensation for providing such services, were made without any regard to whether the Funds would participate in the Program. JPMSI expects that a vast majority of money funds participating in the Program will be funds unaffiliated with JPM.

Based on the foregoing, and recognizing the fact that the compensation paid may depend in part on the level to which the Program is used (which may include volumes resulting from transactions by the Funds), we request that the Division confirm that it will not recommend that the Commission take enforcement action for violations of Section 17(e) in connection with the participation by the Funds in the Program as contemplated herein.

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[17] *See Investors Research Corp.* v. *SEC*, 628 F.2d 168 (DC Cir. 1980) (affirming, in part, *In the Matter of Investors Research Corporation, et al.* Order for Public Proceedings, File No. 3-4669 (available April 22, 1975), which censured a mutual fund management company and its president for violating Section 17(e)(1) ("*Investors Research*")). In *Investors Research*, the Commission indicated that a standard of reasonableness was relevant in determining whether the compensation received was "for the purchase or sale of any property to or for" the affiliated fund. Note that with respect to the compensation the Bank will receive for its services as depositary and issuing and paying agent, such compensation will be on the same basis as that of the unaffiliated bank providing the same services to other SPVs.

(iv) Section 10(f) of the 1940 Act

Section 10(f) generally prohibits an investment company from knowingly purchasing or otherwise acquiring, during the existence of any underwriting or selling syndicate, any security a principal underwriter of which is an affiliate of the fund's investment adviser. As described in Section I(B) above, JPMSI and the Unaffiliated Dealer(s) will be dealers for the Commercial Paper Notes pursuant to separate commercial paper placement agreements (they have no joint obligations), but neither will be required to purchase or sell any particular amount of Commercial Paper Notes for the various SPVs. The dealers will not have any financial commitment to purchase for their own account Commercial Paper Notes and would not face any financial risk in effecting transactions in Commercial Paper Notes issued by the SPVs. Thus, we believe that they are not members of an "underwriting syndicate" or "selling syndicate." Accordingly, we believe, and request the Division to confirm, that there should be no Section 10(f) issue with the Funds purchasing Commercial Paper Notes from the Unaffiliated Dealer(s).

Your confirmation that such purchases are not prohibited would be consistent with the Division's position in *Institutional Liquid Assets* (available December16, 1981). In *Institutional Liquid Assets*, the Division took the position that when the registered broker-dealer, acting as one of a limited number of primary market broker-dealers for notes issued by the Federal Home Loan Bank Board, did not have any commitment to purchase notes for its own account nor face any financial risk in effecting transactions in the notes, it would not consider the broker-dealer to be a member of an underwriting or selling syndicate for purposes of Section 10(f).

III. Conclusion

As discussed above, in light of the current illiquidity in the market for many money market instruments, and concerns about the effect of such illiquidity on money market funds, JPMSI and the Federal Reserve developed this temporary Program as a means to provide liquidity to money funds. In order that the structure may be implemented as soon as possible, and for the reasons discussed above, we respectfully request that the Division provide the interpretive and no action relief requested above.

* * *

We appreciate your attention to this matter. If you have any questions or require additional information, please contact the undersigned at (212) 558-3866 or Donald R. Crawshaw at (212) 558-4016.

Very truly yours,

John E. Baumgardner, Jr.

John E. Baumgardner, Jr.

cc: Andrew J. Donohue
Robert E. Plaze
(Securities and Exchange Commission)

Nina O. Shenker
Frank J. Nasta
(J.P. Morgan Investment Management Inc.)

Donald R. Crawshaw
(Sullivan & Cromwell LLP)

END